ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

DATED APRIL 20, 2006

To be read in conjunction with the audited financial statements, prepared to December 31, 2005 of Acrex Ventures Ltd. (“Company”).

1.

Overall Performance

Michaud, Ontario property

In 2005 the Company completed 2,142 meters of diamond drilling in 6 holes on its Joint Venture Michaud Township gold property on the near Timmins, Ontario.  The program focused on the "55 Zone" where 12 previous drill holes intersected several significant gold mineralized intervals.  The 2005 drilling intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes. The highlights of the 2005 drill results were 11.23g/t gold over 1.70 metres in hole MA-05-27, 5.81g/t gold over 7.40 metres in hole MA-05-30, 10.90g/t gold over 2.00 metres in hole MA-05-31, and 9.04g/t gold over 5.90 metres in hole MA-05-32.

The Company and its 50% joint venturer, Moneta Porcupine Mines Inc., have recently agreed to conduct  additional diamond drilling on the "55 Zone" - and on an adjoining property which is subject to the Area of Interest provisions of the Joint Venture Agreement dated November 26, 2004.  It is anticipated that the programme will consist of  four diamond drill holes for a total length of approximately 1,600 meters at an estimated cost of $193,600.  The Company will be responsible for 50% of the costs.

The Company has agreed with Moneta, pursuant to the Area of Interest provisions of the Joint Venture Agreement, to acquire 50% of the net 75% interest (i.e. a 37.5% interest) in three contiguous adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims the Company has paid Moneta $25,000 in cash and is committed to pay a further $25,000 on or before December 31, 2006.

Referendum, British Columbia, property

The Company had acquired an option dated February 10, 2005 to acquire the “Referendum” property - which was a block of 15 contiguous mineral claims covering approximately 850 hectares located approximately 20 kilometers west of Nelson, British Columbia.  The Company conducted work on the property at a cost of approximately $97,383.  Due to the relative unencouraging results of the programme the Company terminated its option agreement.

Spanish Mountain Property

By an Agreement dated July 23, 2005 with Lloyd Addie (“Optionor”) the Company acquired an option entitling it to purchase a 100% interest in the Spanish Mountain property.  The property consists of 1,350 hectares of land in eight claims in two claim groups located near the community of Likely in the Cariboo region of British Columbia.

To exercise the option must pay the Optionor $100,000 - of which $5,000 has been paid and the balance will be payable in various instalments, the last of which will have to be paid, if the Company wishes to exercise the option, the amount of $40,000 on or before July 25, 2009.  To exercise the option the Company must also issue 200,000 shares in its capital, of which 50,000 have been issued, and three blocks of 50,000 will be issuable on or before July 25, 2008 in each of 2006, 2007and 2008.  In addition the Company reserved to the Optionor the right to receive 3% of the net smelter returns realized from the property subject to the Company having a right to purchase 2.0% net smelter returns for the payment of $1,000,000 on or before the commencement of commercial production from the property.

The Company has conducted preliminary work on the Spanish Mountain property which consisted of prospecting, rock chip sampling and soil (geochemical) sampling.  The Company delayed doing more significant work on the property pending the disclosure of results obtained by the Skygold Ventures Ltd. and Wildrose Resources Ltd. joint venture on their adjoining properties.  The Company has signed a diamond drilling contract with drilling scheduled for early summer 2006.

Nachako Area Properties

Pursuant to an Agreement with Frederic Critchlow (“Optionor”) dated January 26, 2006 the Company financed the electronic staking of approximately 1.000 units - covering 25,000 hectares - centred on the Kenny Dam on the Nachako River in north central British Columbia.  The Company paid the Optionor $10,000 upon signing and, to maintain its rights, will have to make additional instalment payments totalling $55,000 in 2007, 2008 and 2009.  In consideration of financing the staking of the claims the Company has the right to specify portions of them upon which it will be entitled to take formal option agreements.  The Company has until July 31, 2006 to do a preliminary examination of the ground covered by the property to determine which, if any, blocks of the claims it will want to take formal option agreements on.  Each option agreement that it takes will require that the Company, to maintain and exercise the option, will be required to issue 200,000 shares in its capital to the Optionor in blocks of 50,000 shares spread over three years.  An additional 200,000 shares will have to be issued upon the receipt of a positive feasibility study on the property covered by an option.  In each case the Optionor will reserve a 2.5% net smelter return, with the Company having the right to repurchase up to 1.5% NSR by payment of $500,000 for each 0.5% NSR repurchased.

The Company has not conducted any preliminary exploration work on the property covered by the Agreement to this date.

The Company has not yet identified any of the blocks of claims within the property upon which it wishes to take a formal option agreement.

Financing

During 2005 the Company did private placement financings pursuant to which it issued 6,587,500 shares from which it received proceeds of $838,530.

The Company has undertaken a programme of further private placements of 3,000,000 Units at $0.235 each, each Unit consisting of 1 share of the Company and one whole 1-year warrant entitling the purchase of an additional share for $0.30.  To this date the Company has subscription agreements signed for the 3,000,000 Units for a total of $705,000.  The new placements will be subject to final documentation, approval by the TSX Venture Exchange and closing of the agreements.

The Company’s monthly expenses averaged, during the fiscal year, approximately $33,890 per month - a decrease from the approximately $39,600 per month incurred in the 2003 fiscal year.  The decline in the Company’s working capital from the December 31, 2003 figure of $1,011,756 to $221,921 on December 31, 2004, is as a result of the expenses incurred during the year and the Michaud property exploration expenses.

2.

Selected Annual Information

The following information is given for the last three fiscal year-ends of the Company:

	December 31, 2005	December 31, 2004	December 31, 2003
(a) Net sales or total revenues	9,444	$ 10,631	$ 22,028
(b) Net income or (loss) before discontinued items or extraordinary items: – total – per share undiluted - per share diluted *	(510,027) (0.03)	(409,347) (0.03)	(453,379) (0.05)
(c) Net income or loss - total - per share undiluted - per share diluted *	(510,027) (0.03)	(409,347) (0.03)	(453,379) (0.05)
(d) Total assets	$1,588,692	$1,316,305	$1,717,723
(e) Total long-term financial liabilities	Nil	Nil	Nil
(f) Cash dividends declared per share	Nil	Nil	Nil

*

As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Differences in the losses incurred by the Company in the various periods are caused entirely by variations in the amounts that the Company incurred in its day-to-day operations and, primarily, in raising funds or conducting exploration work on its Ontario property.  The loss before extraordinary items in 2005 was more than $100,000 higher than in 2004.  This was primarily the result of the Company booking a deemed expense for options granted of $73,884 and significant increases in expenditures on Investor Relations and regulatory filing fees.  These were partially offset by decreases in some other categories of expenses.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Dec. 31/05	Sept. 30/05	June 30/05	March 31/05	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04
(a) Net sales or total revenues	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$0.00	$0.00	$0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	(155,141) (0.01)	(149,688) (0.01)	(123,701) (0.01)	(81,497) (0.01)	(115,036) (0.01)	(76,612) (0.01)	(111,473) (0.01)	(106,226) (0.01)
(c) Net loss - total - per share undiluted - per share diluted*	(155,141) (0.01)	(149,688) (0.01)	(123,701) (0.01)	(81,497) (0.01)	(115,036) (0.01)	(76,612) (0.01)	(111,473) (0.01)	(106,226) (0.01)

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter – primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business April 20, 2006 the Company had net working capital of approximately $325,000 - the working capital at December 31, 2005 having been $402,693.  This represents sufficient funding for the Company to conduct minor exploration programmes on its properties in 2006.  If the Company and the Michaud Joint Venture decide to proceed with a major exploration programme on the property, as has been recommended by Mr. Meixner, additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options – although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell – in payment for Mr. Powell’s management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director’s fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company’s Solicitors – and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

6.

Fourth Quarter

There were no events in the fourth quarter of the 2005 fiscal year which had any significant impact in the Company’s financial condition nor which could be considered extraordinary items.  Because the Michaud, Ontario, mineral claims are in muskeg country, exploration on the property could be considered seasonal – in that access to the surface of the property is easier and less expensive during mid-Winter frozen conditions and dry late Summer conditions whereas access is difficult and hence more expensive during the Spring and Fall periods.

During the fourth quarter the Company closed private placements sales of 650,000 Units from which it received proceeds of $78,000.

7.

Other MD & A Requirements

(a)

Additional information relating to the Company – including the Company’s most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 27, 2005 -  and the Company’s Management Discussion and Analysis covering previous periods – have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for the 2005 and 2004 fiscal years:

	2005 $	2004 $
Assays Consulting Core facility Drilling Field vehicles Surveying and linecutting Other Support	14,678 30,237 - 99,977 - 15,673 11,167 -	27,517 70,461 2,200 272,643 2,750 495 - 76,246
Totals:	$171,732	$452,312

(B)

General and administration expenses.

Breakdown of general and administration expenses for the 2005 and 2004 fiscal years:

	2005 $	2004 $
Accounting Consulting Filing fees Insurance Investor relations Legal Management fees Office and general Promotion and travel Rent Transfer agent fees Advertising Finance Fee	33,630 400 23,605 2,500 61,419 53,802 138,000 37,102 41,785 10,680 9,151 23,432 -	35,700 9,202 6,244 500 23,677 51,793 138,000 40,700 31,199 12,502 7,888 41,213 8,000
Totals:	$434,966	$406,618

(c)

Outstanding share data:

(i)

The Company has 20,627,866 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

600,000 shares of the Company exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008.

-

75,000 shares of the Company exercisable at $0.12 per share before May 17, 2010.

-

485,000 shares of the Company exercisable at $0.12 per share before

July 7, 2010.

-

100,000 shares of the Company exercisable at $0.12 per share before

October 13, 2010.

-

100,000 shares of the Company exercisable at $0.12 per share before

December 5, 2010.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

325,000 shares of the Company exercisable at $0.18 per share before

October 15, 2006.

-

2,255,940 shares of the Company exercisable at $0.18 per share before

May 15, 2006.